02056419

SEC 1815 (02/2001)
Previous versions obsolete
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2003
Estimated average burden hours per response: 1

SEC MAIL PROCESSING RECEIVED AUG 2 9 2002 WASH. D.C. 154 SECTION

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 8/1/02

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
SEP 0 3 2002
THOMSON FINANCIAL

For the month of August, 2002

Breakwater Resources Ltd.
(Translation of registrant's name into English)

95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.
(Registrant)

By: ______________________
Mary Batoff
Assistant Secretary

Date: August 27, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

BREAKWATER RESOURCES LTD.
(Exact name of registrant as specified in its charter)

EXHIBITS

INDEX TO EXHIBITS

The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.

Number	Exhibit
1.	Interim Report regarding Breakwater Resources Ltd. financial and operating results, including financial statements for the interim period ended June 30, 2002.
2.	Management's Discussion and Analysis of Results for the interim period ended June 30, 2002.

EXHIBIT 1

BREAKWATER RESOURCES LTD.
2002 SECOND QUARTER INTERIM REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Management's Discussion and Analysis ("MD&A") for the second quarter ended June 30, 2002 should be read in conjunction with the Company's MD&A included in the 2001 Annual Report.

Overview

During the first six months of this year, Breakwater successfully completed a rights offering and maintained overall performance equal to or better than the forecast submitted to its lenders. The Company also continued to make interest payments to its lenders and fulfilled the repayment schedule on outstanding trade payables. During this period, successful exploration activities have added value to the properties. Approximately one million tonnes of inferred resources have been added at the El Mochito mine.

With the completion of the rights offering in May 2002 and the reduction of total cash costs to US$0.32 per pound of payable zinc, the short-term position of the Company has been established to bridge this period of extremely low prices. Company management, while committed to maintaining the record low costs, recognize the short-term nature of its credit arrangements and is focused on endeavouring to obtain a more favourable structure that will ensure that the company remains in a position to benefit from higher zinc prices.

Financial Results – Second Quarter

Net Earnings and Cash Flow

Breakwater Resources Ltd. reported unaudited consolidated net earnings of $2.4 million ($0.01 per share) for the second quarter ended June 30, 2002, compared with an unaudited consolidated net loss of $1.3 million ($0.01 per share) for the same period in 2001.

Contribution from mining activities increased by $5.4 million during the second quarter compared to the same period of 2001. Gross sales revenue was 6% greater at $60.9 million compared to $57.3 million in 2001 despite the realized price of zinc for the quarter of US$791 per tonne (US$0.36 per pound of payable zinc) being lower than the US$935 per tonne (US$0.42 per pound of payable zinc) realized in the same period of 2001. The impact of the lower price was offset by increased sales, lower smelter treatment charges and lower operating costs in 2002. Sales of zinc concentrate were 80,664 tonnes for the quarter as compared to 72,226 tonnes in the same period in 2001, a 12% increase. Sales of copper and lead concentrates were also greater for the quarter. The total cash cost per pound of payable zinc produced for the second quarter of 2002 was US$0.33 compared to US$0.34 for the same period of 2001.

This operating improvement was partially offset as other income, net of other expenses, during the second quarter of 2002, was $1.8 million lower than for the same period of 2001. The strengthening Canadian dollar resulted in a $4.3 million gain on US dollar denominated debt compared to $3.2 million in 2001. Investment and other income was $4.3 million lower in 2002 when compared to 2001 while non-producing property costs were lower by $0.9 million as a result of income from the sale of an exploration property.

Cash generated by operations in the second quarter of 2002 was $6.8 million ($0.04 per share) compared with $3.0 million ($0.03 per share) for the same period in 2001.

For the first six months of 2002, the Company had an unaudited consolidated loss of $0.9 million ($0.01 per share) on gross revenue of $125.4 million. This compares to an unaudited consolidated loss of $5.4 million ($0.05 per share) on gross revenue of $137.4 million for the same period of 2001.

Selected financial information:

($000's except for per share data)	*First Half* 2002	*First Half* 2001	*Second Quarter* 2002	*Second Quarter* 2001
Gross Revenue	125,413	137,402	60,896	57,288
Contribution from Mining Activities	393	(1,322)	591	(4,767)
Net (Loss) Earnings	(924)	(5,353)	2,347	(1,339)
Operating Cash Flow*	10,929	9,148	6,804	2,998
Per Share Data				
Net (Loss) Earnings	(0.01)	(0.04)	0.01	(0.01)
Operating Cash Flow	0.08	0.08	0.04	0.03

*Before changes in non-cash working capital.

Zinc production during the quarter was 125 million pounds at a total cash cost of US$0.33 per pound compared with 112 million pounds at a total cash cost of US$0.34 per pound in 2001. The increase in zinc production was due to record production at the Nanisivik mine. The lower unit costs in the quarter were due to the performance of the Bouchard-Hébert mine and improved results at the El Mochito mine in Honduras.

Other Expenses (Income)/Non-producing Property Costs

Second quarter general and administration costs decreased by $0.2 million and interest and financing costs decreased by $0.5 million compared to the same period of 2001. Investment and other income was $4.3 million lower during the second quarter of 2002 as most investments acquired through the Jascan purchase were sold during 2001. The strengthening Canadian dollar resulted in a $4.3 million foreign exchange gain on translation of the Company's US dollar denominated debt to Canadian dollars. This compares to a similar gain of $3.2 million for the same period of 2001. Debt denominated in other than the reporting currency must be adjusted based on the exchange rate at the end of the period and the change charged to earnings. At the end of March 2002, the Canadian/US exchange rate was 1.5935 compared to 1.5187 at the end of June 2002.

Liquidity and Financial Position

At the end of June 2002, the Company had a working capital deficiency of $14.9 million compared to working capital of $5.0 million at December 31, 2001. The reduction was primarily due to short-term debt increasing by $58 million as all bank debt is due January 2, 2003.

In May 2002, the Company completed a rights offering for 94,455,000 shares at $0.20 per share for proceeds $17.9 million after costs. In addition, 3,603,000 shares were issued for $639,000 under a conversion privilege pursuant to an agreement to sell certain assets acquired through the acquisition of Jascan Resources Ltd. in 2000.

Since December 31, 2001, cash and cash equivalents increased by $12.1 million to $15.4 million and total debt has increased by $13.1 million.

As at June 30, 2002, US$26.7 million was drawn under the working capital facility and US$2.6 million was available based on June 30, 2002 metal prices. In addition US$1.1 million of the US$6.5 million supplemental term facility was also available.

Management has initiated discussions with its banking syndicate and other lenders to address the restructuring of its credit facilities which are due January 2, 2003. These discussions are preliminary and will progress over the next several months.

Capital Expenditures

Capital expenditures during the second quarter of 2002 were $2.0 million compared to $6.8 million in 2001. The majority of the capital spending for the quarter was for the development of all mines. Total capital expenditures for 2002 are budgeted at $13.5 million.

Metal Prices

Average realized metal prices for the first half and second quarters of 2001 and 2002, including hedging adjustments are shown in the following table.

	First Half			*Second Quarter*		
	2002	*2001*	*Change (%)*	*2002*	*2001*	*Change (%)*
Zinc *(US$/lb)*	0.36	0.45	(20)	0.36	0.42	(14)
Copper *(US$/lb)*	0.76	0.79	(4)	0.79	0.76	4
Lead *(US$/lb)*	0.22	0.22	0	0.21	0.21	0
Silver *(US$/oz)*	4.54	4.48	1	4.58	4.40	4
Gold *(US$/oz)*	288.97	264.48	9	298.94	265.74	12
Exchange Rate *(US/Cdn.)*	0.635	0.652	(3)	0.643	0.649	(1)

Operations

Operations Summary

The following table summarizes key financial statistics for each mine comparing the second quarter results in 2002 with 2001.

	Gross Revenue		*Contribution (Loss) from Mining Activities**		*Non-Cash Costs*		*Capital Expenditures*	
Millions $	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*
Bouchard-Hébert	17.2	23.5	1.6	3.8	2.2	2.0	0.3	0.4
Nanisivik	6.1	4.8	0.0	(6.8)	0.9	1.1	0.0	1.8
Bougrine	10.9	14.3	(3.2)	1.1	1.8	2.4	0.3	0.8
El Mochito	20.5	9.4	0.4	(3.0)	1.7	1.5	0.3	0.8
El Toqui	6.2	5.3	1.8	0.1	0.6	0.8	0.4	2.4
Langlois	-	-	-	-	-	-	0.3	0.4
Totals	60.9	57.3	0.6	(4.8)	7.2	7.8	1.6	6.6

* After non-cash costs (depreciation, depletion and reclamation)

The following table highlights key production statistics of the Company.

	First Half		*Second Quarter*	
	2002	*2001*	*2002*	*2001*
Ore Milled *(tonnes)*	1,639,896	1,635,706	819,006	812,088
Zinc *(%)*	7.9	7.1	7.6	7.1
Concentrate Production				
Zinc *(tonnes)*	216,478	192,792	104,549	94,212
Copper *(tonnes)*	21,138	23,562	11,920	12,749
Lead *(tonnes)*	9,988	9,493	4,598	4,623
Gold *(tonnes)*	2,172	2,067	991	1,125
Metal in Concentrates				
Zinc *(tonnes)*	117,136	103,457	56,666	50,810
Copper *(tonnes)*	3,227	3,885	1,836	2,092
Lead *(tonnes)*	6,798	6,278	3,108	3,084
Silver *(ounces)*	1,692,171	1,475,688	754,626	730,353
Gold *(ounces)*	13,204	22,374	5,730	9,943
Minesite Operating Costs per tonne milled *(US$)*	$26.96	$27.01	$27.32	$26.73
Total Cash Costs per lb. payable zinc *(US$)*	$0.32	$0.36	$0.33	$0.34

7 of 23

Bouchard-Hébert Mine

At the Bouchard-Hébert mine, the total cash cost was US$0.28 per pound of payable zinc for the second quarter of 2002. The zinc head grade was significantly greater in 2002, while the precious metals and copper head grades were lower compared to the same period in 2001. Mill throughput decreased slightly in the second quarter of 2002 due to a change in the mining sequence at the end of the first quarter to accommodate ground repair activities in the mine.

	First Half		*Second Quarter*	
	2002	*2001*	*2002*	*2001*
Ore Milled *(tonnes)*	521,549	519,036	254,115	267,617
Zinc *(%)*	5.1	4.5	5.0	4.2
Copper *(%)*	0.7	0.9	0.8	0.9
Silver *(g/t)*	39	49	31	46
Gold *(g/t)*	1.3	1.7	0.9	1.5
Concentrate Production				
Zinc *(tonnes)*	42,385	37,116	20,316	17,388
Recovery *(%)*	87.0	87.3	87.5	87.0
Grade *(%)*	54.5	55.2	54.6	56.2
Copper *(tonnes)*	21,138	23,562	11,920	12,749
Recovery *(%)*	85.9	84.9	88.4	85.6
Grade *(%)*	15.3	16.5	15.4	16.4
Metal in Concentrates				
Zinc *(tonnes)*	23,102	20,486	11,091	9,771
Copper *(tonnes)*	3,227	3,885	1,836	2,092
Silver *(ounces)*	254,869	323,671	102,733	158,719
Gold *(ounces)*	10,746	15,996	4,559	6,997
Minesite Operating Costs				
Per tonne milled *(Cdn$)*	$33.97	$34.17	$35.67	$33.47
Total Cash Costs				
Per lb. payable zinc *(US$)*	$0.27	$0.27	$0.28	$0.28

Exploration Highlights

During the quarter, a 250km "high powered" induced polarization survey was carried out within the Bouchard-Hébert mine district with several anomalous I.P. trends being outlined. Data processing is in progress.

A diamond drill hole (BW-02-130) located 250m west of drill hole BW-02-129 (reported in the first quarter report of 2002) was completed late in the second quarter to a depth of 1,427m. Strongly conductive massive to semi-massive pyrite mineralization with traces of sphalerite was intersected from 1,045m to 1,052m. The highest assayed interval returned 0.12% copper, 7.59% zinc, 1,307 g/t silver and 1.1 g/t gold over 0.6m. A preliminary interpretation of the results of the in-hole Pulse-Em survey indicate that a conductive anomaly occurs within the massive sulfide horizon that correlates with the targeted off-hole Pulse-Em anomaly outlined within hole BW-01-129. This new sulfide horizon will be subject to further drilling in the third quarter as it hosts the same type of sulfide mineralization found in the 1100 Lens currently being mined at Bouchard-Hébert.

Nanisivik Mine

At Nanisivik, operations produced 65% more contained zinc in the second quarter of 2002 than in the same period in 2001 as a result of a significant increase in the zinc head grade in the mill feed. During the second quarter of 2002, the head grade averaged 10.2% zinc as compared to 6.4% in the same period in 2001. The increase in the feed grade resulted from a combination of mining higher grade pillars and operating the Dense Media Separation ("DMS") plant. The DMS plant consistently provided a 27% increase in the zinc head grade for the period and production of 66,138 tonnes of zinc concentrate containing 37,405 tonnes of zinc metal for the first six months of the year was a record for the mine.

The increase in the zinc production resulted in a sharp decline in the total cash cost to US$0.33 per pound of payable zinc for the second quarter of 2002 compared with US$0.42 per pound of payable zinc in the same period in 2001.

	First Half		*Second Quarter*	
	2002	*2001*	*2002*	*2001*
Ore Milled *(tonnes)*	372,894	385,215	190,426	185,602
Zinc *(%)*	10.4	6.4	10.2	6.4
Silver *(g/t)*	44	28	44	28
Concentrate Production				
Zinc *(tonnes)*	66,138	40,896	32,723	19,881
Recovery *(%)*	96.3	95.7	95.6	95.0
Grade *(%)*	56.6	57.3	57.0	56.9
Metal in Concentrate				
Zinc *(tonnes)*	37,405	23,439	18,636	11,313
Silver *(ounces)*	414,244	249,494	202,625	120,068
Minesite Operating Costs				
Per tonne milled *(Cdn$)*	$48.21	$45.04	$45.52	$44.20
Total Cash Costs				
Per lb. payable zinc *(US$)*	$0.34	$0.44	$0.33	$0.42

Plans call for the operation to be closed on September 30th, 2002 and this target date remains unchanged. The first stage of formal hearings with the Nunavut Water Board concerning CanZinco Ltd.'s submitted Reclamation and Closure Plan and for the renewal of the Nanisivik Water License was completed in the third week of July. As well, CanZinco personnel are continuing discussions with a number of interested parties including the Government of Nunavut and its Steering Committee and the Working Group in an effort to find alternative uses for the existing infrastructure at Nanisivik. The Government of Nunavut is on record as saying that by September 30th the parties will have reached agreement in principal on the transfer of certain assets to the Government of Nunavut. Both the Government of Nunavut and CanZinco Ltd., the company that owns the Nanisivik mine, remain optimistic that identified alternative uses can be combined to create much needed employment and training opportunities for the residents of the neighbouring community of Arctic Bay.

Bougrine Mine

At the Bougrine mine the cost per pound of payable zinc was up by US$0.10 at US$0.40 per pound as compared to US$0.30 per pound for the comparable period in 2001. This increase was due to the substantive drop in the ore grade to the mill which was due to a limited contribution of mill feed from the higher grade F-3 zone. The F-3 zone was out of service for the past four months while a cemented fill placement program was underway. This work was completed in the middle of July and the head grades have increased to the average ore reserve grades.

8 / 23

A slightly higher mill throughput in the second quarter of 2002 helped to partially offset the loss in production of concentrate for the quarter.

	First Half 2002	*First Half* 2001	*Second Quarter* 2002	*Second Quarter* 2001
Ore Milled *(tonnes)*	214,186	206,834	106,290	101,298
Zinc *(%)*	9.4	12.9	8.4	12.9
Lead *(%)*	1.6	2.2	1.5	2.2
Concentrate Production				
Zinc (tonnes)	29,472	40,017	12,958	19,053
Recovery *(%)*	80.5	80.8	79.3	79.9
Grade *(%)*	54.8	54.0	54.8	54.8
Lead *(tonnes)*	3,958	5,103	1,777	2,396
Recovery *(%)*	78.4	74.4	76.5	72.0
Grade *(%)*	66.8	65.7	66.2	65.4
Metal in Concentrates				
Zinc *(tonnes)*	16,165	21,624	7,103	10,439
Lead *(tonnes)*	2,646	3,354	1,176	1,568
Minesite Operating Costs				
Per tonne milled *(US$)*	$30.58	$27.35	$32.92	$28.08
Total Cash Costs				
Per lb. payable zinc *(US$)*	$0.36	$0.31	$0.40	$0.30

In an ongoing effort to increase the mineral reserves and resources of the mine, the Company is continuing its discussions with Tunisian authorities on utilizing the reserves of a government mining operation in the area.

As well, during the quarter the Company signed a letter of intent with Consolidated Global Minerals Ltd. of Vancouver, Canada, which holds lands in the Bougrine area. Exploration work is to commence before the end of this year on a joint program in Tunisia within the immediate vicinity of the Bougrine mine.

El Mochito Mine

At the El Mochito mine, production of contained zinc increased by a modest 3% over the same period in 2001 while lead and silver were up 27% and 6% respectively. Total cash costs decreased for the quarter at US$0.34 per pound of payable zinc compared to US$0.37 per pound of payable zinc in the second quarter of 2001. The reduction in cash costs is attributable to lower smelter treatment charges and improved operating efficiencies.

	First Half 2002	*First Half* 2001	*Second Quarter* 2002	*Second Quarter* 2001
Ore Milled *(tonnes)*	327,166	312,628	167,672	151,482
Zinc *(%)*	7.7	7.6	7.4	8.0
Lead *(%)*	1.6	1.2	1.5	1.3
Silver *(g/t)*	95	82	83	84
Concentrate Production				
Zinc *(tonnes)*	44,893	42,319	22,138	21,497
Recovery *(%)*	92.8	91.8	92.4	92.0
Grade *(%)*	52.2	51.8	52.0	52.0
Lead *(tonnes)*	6,030	4,390	2,821	2,227
Recovery *(%)*	80.5	77.6	77.9	79.0
Grade *(%)*	68.9	66.6	68.5	68.1
Metal in Concentrates				
Zinc *(tonnes)*	23,414	21,904	11,506	11,182
Lead *(tonnes)*	4,152	2,924	1,932	1,516
Silver *(ounces)*	885,259	731,855	389,685	368,809
Minesite Operating Costs				
Per tonne milled *(US$)*	$28.94	$32.35	$27.87	$32.73
Total Cash Costs				
Per lb. payable zinc *(US$)*	$0.32	$0.40	$0.34	$0.37

Exploration Highlights

During the first quarter of 2002, diamond drilling in an area previously unexplored in the mine intercepted 7.6m of chimney-style mineralization grading 361 g/t silver, 9.6% lead and 8.7% zinc. This discovery was further explored in the second quarter and a second drill hole intercepted 14.8m grading 450 g/t silver, 9.7% lead and 11.2% zinc 20m below the original intercept. The core sample exhibited all the characteristic mineralogical signs of a chimney-style or pipe deposit. An exploration drift is currently being extended to this new zone of massive sulfides so that the area can be more effectively delineated.

Exploration drilling in the second quarter of 2002 continued to extend the Northeast Salva Vida mineral trend. A total of 282,100 tonnes grading 8.8% zinc (undiluted) were added to the Inferred Mineral Resources and the trend remains open to the east. In-fill drilling is planned for this area to upgrade the resource to reserve status and an exploration drift will be extended to test the open area to the northeast.

In the Santo Niño area, diamond drilling to the west resulted in the Inferred Mineral Resource being increased by 693,900 tonnes grading 6.0% zinc (undiluted). This work confirmed that the Santo Niño discovery is part of a larger mineral system beneath the mineshafts. The area remains open to the east and a drill rig is currently drilling deep holes to test this unexplored area of the mine.

El Toqui Mine

At the El Toqui mine, zinc metal production for the second quarter increased by 3% over the same period in 2001 while cash operating costs decreased by 3% on a payable pound of zinc basis. The total cash cost was US$0.33 per pound of payable zinc during the second quarter of 2002 compared with US$0.34 per pound of payable zinc for the same period in 2001. The cost reduction

Exploration Highlights

The exploration work for the second quarter of 2002 focussed on the completion of geochemical soil sampling on the Concordia property with a total of 4,883 soil samples collected. It is anticipated that an interpretation of these results and the results of work conducted in the past will make it possible to fully interpret locations, connections and inter-relations of all known and unknown mineralized conductors at Toqui. The work carried out in the Concordia Area to date has demonstrated that there is a strong correlation between old geophysical data and new geochemical data. It is also expected that the results from this work will confirm a new geological model for reserves and resources for the El Toqui district.

Langlois Mine

The Langlois mine remained on care and maintenance during the period. Plans are currently being finalized for an underground diamond drill program to be carried out during the second half of 2002. The objective of this drill program will be to upgrade resources to reserves in Zone 97, both above 6 level and below 13 level. The potential increase in reserves should improve the economics of a feasibility study prepared by SRK Consulting in August 2001.

Outlook

Breakwater's five producing mines are on course to generate 483 million pounds of zinc at a total cash cost of US$0.35 per pound of payable zinc in 2002. As well the Company recently re-activated its exploration activities in the areas immediately surrounding: Bougrine in Tunisia, Bouchard-Hébert in Quebec, Canada and El Toqui in Chile. The decision to do so is supported by encouraging geological data and in larger part the decision reflects recent signs of improvement in the zinc market. The steel industry in the United States is experiencing an increased demand and China is experiencing a severe shortage of zinc concentrates and an increasing demand for metal. China has recently announced smelter cutbacks and with the low treatment charges and concentrate shortage, Breakwater believes there may be further production cuts. All of these factors should apply upward pressure on the price.

The prime determinant of the Company's earnings and cash flow is the zinc price. A US$0.01 increase per pound of payable zinc for the remainder of the years production will increase the 2002 earnings and cash flow by $3.5 million. If current market conditions prevail and the Chinese reductions continue and others follow then the improvement in the zinc metal price will likely occur in the second half of the year and will be reflected in Breakwater's financial results.

Colin K. Benner
President and Chief Executive Officer

August 1, 2002

Consolidated Balance Sheets

As at June 30, 2002 and December 31, 2001
(Expressed in thousands of Canadian dollars)

	June 30, 2002 (unaudited)	December 31, 2001
Assets		
Current Assets		
Cash and cash equivalents	$ 15,393	$ 3,305
Accounts receivable - concentrate	3,540	3,957
Other receivables	6,039	6,267
Concentrate inventory	55,375	41,853
Materials and supplies inventory	30,399	38,026
Short-term investments	337	68
Prepaid expenses and other current assets	3,182	2,481
	114,265	95,957
Deferred Losses on Foreign Exchange Hedging Contracts	668	2,003
Reclamation Deposits	1,237	1,237
Mineral Properties and Fixed Assets	140,156	152,372
	$ 256,326	$ 251,569
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities (note 8)	$ 31,326	$ 43,985
Provisional payments on concentrate inventory shipped and not priced	5,085	11,633
Short-term debt including current portion of long-term debt (note 4)	92,014	34,030
Income and mining taxes payable	762	1,261
	129,187	90,909
Long-term Debt (note 5)	1,519	46,376
Reclamation and Closure Cost Accruals	14,430	15,708
Future Tax Liabilities (note 6)	423	-
	145,559	152,993
Shareholders' Equity		
Capital stock (note 7)	257,869	239,214
Contributed surplus	1,485	1,485
Deficit	(159,892)	(158,968)
Cumulative translation adjustments	11,305	16,845
	110,767	98,576
	$ 256,326	$ 251,569

The accompanying notes form an integral part of these consolidated financial statements.

This report includes certain forward-looking statements. All statements, other than statements of historical fact included herein, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. For a description of the key assumptions, parameters and methods used in calculating Breakwater's reserves and resources, see Breakwater's most recent Annual Report on Form 20-F and Technical Report filed with the provincial securities regulatory authorities.

Consolidated Statements of Operations and Deficit

For the Periods Ended June 30, 2002 and 2001

(Expressed in thousands of Canadian dollars except share and per share amounts)

(Unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001 (restated note 3)	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001 (restated note 3)
Gross sales revenue	$ 60,896	$ 57,288	$ 125,413	$ 137,402
Treatment and marketing costs	22,173	24,337	53,462	59,534
Net revenue	38,723	32,951	71,951	77,868
Operating Costs				
Direct operating costs	30,919	29,916	56,595	63,705
Depreciation and depletion	6,099	6,990	12,717	13,881
Reclamation and closure costs	1,114	812	2,246	1,604
	38,132	37,718	71,558	79,190
Contribution (Loss) from Mining Activities	591	(4,767)	393	(1,322)
Other Expenses (Income)				
General and administrative	1,482	1,676	2,761	3,472
Interest and financing	1,692	2,218	2,807	4,173
Investment and other income	(227)	(4,533)	(395)	(7,029)
Foreign exchange (gain) loss on U.S. dollar denominated debt	(4,301)	(3,213)	(4,276)	1,236
	(1,354)	(3,852)	897	1,852
Earnings (Loss) Before the Following	1,945	(915)	(504)	(3,174)
Other non-producing property costs (income)	(378)	526	99	1,532
Income and mining taxes	(24)	(102)	321	647
	(402)	424	420	2,179
Net Earnings (Loss)	2,347	(1,339)	(924)	(5,353)
Deficit - Beginning of Period	(162,239)	(51,924)	(158,968)	(47,910)
Deficit - End of Period	$ (159,892)	$ (53,263)	$ (159,892)	$ (53,263)
Earnings (Loss) per Share - Basic (note 9)	$ 0.01	$ (0.01)	$ (0.01)	$ (0.04)
Diluted Earnings per Common Share (note 9)	$ 0.01	$ N/A	$ N/A	$ N/A
Weighted Average Number of Common Shares Outstanding	160,974,000	119,905,000	135,930,000	119,796,000

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Periods Ended June 30, 2002 and 2001

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001 (restated note 3)	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001 (restated note 3)
Cash Provided (Used for)				
Operating Activities				
Net earnings (loss)	$ 2,347	$ (1,339)	$ (924)	$ (5,353)
Non-cash items:				
Depreciation and depletion	6,099	6,990	12,717	13,881
Other non-cash items	(2,287)	(2,483)	(2,261)	192
Reclamation and closure cost accruals	1,114	812	2,246	1,604
	7,273	3,980	11,778	10,324
Payment of reclamation and closure costs	(469)	(982)	(849)	(1,176)
Changes in non-cash working capital items	(13,798)	9,535	(29,991)	10,397
	(6,994)	12,533	(19,062)	19,545
Financing Activities				
Issue of common shares for cash	18,523	218	18,656	445
Increase (decrease) in short-term debt	4,372	(8,769)	61,540	(8,404)
(Decrease) increase in long-term debt	(1,592)	2,918	(44,783)	1,235
	21,303	(5,633)	35,413	(6,724)
Investing Activities				
Reclamation deposits	-	382	-	1,057
Mineral properties and fixed assets	(1,966)	(6,819)	(4,263)	(15,504)
	(1,966)	(6,437)	(4,263)	(14,447)
Increase (decrease) in Cash	12,343	463	12,088	(1,626)
Cash and Cash Equivalents - Beginning of Period	3,050	2,611	3,305	4,700
Cash and Cash Equivalents - End of Period	$ 15,393	$ 3,074	$ 15,393	$ 3,074
Supplemental Disclosure of Cash Flow Information				
Cash Paid for:				
Interest	$ 560	$ 1,601	$ 1,411	$ 3,531
Income and mining taxes	$ 478	$ 111	$ 398	$ 477

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the Periods Ended June 30, 2002 and 2001

(Unaudited)

1. Accounting Policies and Basis of Presentation

Basis of Presentation

These interim consolidated financial statements of Breakwater Resources Ltd. (the "Company") for the three and six months ended June 30, 2002 and 2001 have been presented using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in the normal course of business. As a result of the successful completion on May 1, 2002, of the rights offering for the issuance of 94,454,795 common shares of the Company in the amount of $18.9 million before costs of issuance, the Company is in a stronger financial position than at December 31, 2001.

Although the successful completion of the rights offering and the new term loan are expected to be sufficient to provide the required working capital to the end of 2002, the Credit Facilities including the new term loan are required to be repaid or restructured by January 2, 2003. The Company believes that it will not be able to repay its debt under the Credit Facilities on maturity on January 2, 2003, unless metal prices recover sooner than expected. Accordingly, the Company believes that it will be necessary for the Company to negotiate the extension or restructuring of the Credit Facilities prior to their maturity on January 2, 2003.

These interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, if the Company was unable to continue as a going concern.

Accounting Policies

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting principles and methods of application as those disclosed in Note 1 of the Company's consolidated financial statements for the year ended December 31, 2001, except for the basis of accounting for stock-based compensation as explained in note 2 below. The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation. These interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Company's consolidated financial statements included in its 2001 Annual Report.

2. New Pronouncements

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendations for stock-based compensation and other stock-based payments. This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value-based method. The standard encourages the use of a fair value-based method for all awards granted to employees, but only requires the use of a fair value-based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

During the six months ended June 30, 2002, no stock-based awards were granted to non-employees other than described in notes 7(c) and 7(d). The Company's share option plan is disclosed in Note 11 (c) of the Company's consolidated financial statements for the year ended December 31, 2001. The Company has elected not to use the fair value method of accounting and does not recognize compensation expense for its stock-based compensation plan for employees. Had compensation expense for the stock-based compensation plan for employees been determined based upon the fair value of awards granted on or after January 1, 2002, the Company's net loss for the six months ended June 30, 2002 would have increased by $246,000 and the net profit for the three months ended June 30, 2002 would have decreased by $231,000. The loss per share for the six-month period and the earnings per share for the three-month period ended June 30, 2002 would have been unchanged.

The fair value of each option grant is estimated on the balance sheet date using Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life (years)	1-10
Risk free interest rate	5.19%
Expected volatility	155%
Dividend yield	0%

3. 2001 Figures

Certain of the 2001 figures have been restated to account for the retroactive adoption of new recommendations of the CICA and for the change in accounting policies as disclosed in Notes 1 and 2 of the Company's consolidated financial statements for the year ended December 31, 2001.

In the third quarter of 2001, the Company early adopted the CICA recommendations for the elimination of the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The adoption of these new rules has been applied retroactively and the effects on the interim consolidated financial statements are as follows:

Increase (decrease) in Statement of Operations and Deficit amounts:

($000's)	*Three months ended June 30, 2001*	*Six months ended June 30, 2001*
Foreign exchange loss	(958)	342
Earnings	958	(342)
Deficit - beginning of period	1,394	94
Deficit - end of period	436	436

In the fourth quarter of 2001, the Company changed its accounting policy for revenue recognition. Under the new policy, which has been retroactively applied to prior years, revenue is recognized following the transfer of title of metal concentrate and the determination of the final settlement price in accordance with the contractual arrangements with customers. The change in accounting policy is fully disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2001.

The effects of this change on the consolidated financial statements were as follows:

Increase (decrease) in Statement of Operations and Deficit amounts:

($000's)	*Three months ended June 30, 2001*	*Six months ended June 30, 2001*
Gross sales revenue	(2,117)	(2,761)
Treatment and marketing costs	(3,932)	(3,489)
Net revenue	1,815	728
Direct operating costs	(3,364)	(3,813)
Earnings	5,179	4,541
Deficit – beginning of period	7,315	6,677
Deficit - end of period	2,136	2,136
Loss per share	($0.06)	($0.05)
Earnings per share	N/A	N/A

Certain of the 2001 figures have been reclassified to conform to the 2002 presentation.

4. Short-term Debt

($000's)	*June 30, 2002*	*Dec. 31, 2001*
Syndicated Credit Facility		
– Revolver	39,411	30,259
– Term Credit Facility, current portion *(note 5)*	34,370	–
– Supplemental Term Credit Facility, current portion *(note 5)*	8,201	–
Reimbursable government assistance, discounted at rate of 8%, payable in 2002 *(note 5)*	1,372	–
Other *(note 5)*	8,660	3,771
	92,014	34,030

Under the refinancing agreement as described in Note 9 of the Company's consolidated financial statements for the year ended December 31, 2001, the Syndicated Credit Facility is repayable on January 3, 2003.

5. Long-term Debt

($000's)	*June 30, 2002*	*Dec. 31, 2001*
Term Credit Facility *(note 4)*	34,370	36,042
Supplemental Term Facility *(note 4)*	8,201	3,822
Reimbursable government assistance, discounted at rate of 8%, payable in 2002 *(note 4)*	1,372	1,338
Customer prepayments for zinc concentrates	6,075	6,370
Other	1,944	1,989
Total	51,962	49,561
Less current portion	50,443	3,185
	1,519	46,376

6. Future Tax Liabilities

The future tax liabilities arise from temporary differences between the net book value of the Company's mineral properties and fixed assets for Quebec mining tax and financial reporting purposes.

7. Capital Stock and Stock Options

(a) Common Shares

(000's)	*Number of shares*	*Amount*
As at December 31, 2001	93,848	$ 239,214
Employee share purchase plan	606	133
As at March 31, 2002	94,454	239,347
Rights offering, net of expenses *(see (i) below)*	94,455	17,884
Shares issued on reacquisition of assets *(see (ii) below)*	3,603	638
As at June 30, 2002	192,512	$ 257,869

(i) On May 1, 2002, the Company completed a rights offering resulting in the issuance of 94,454,795 common shares of the Company at a price of $0.20 per share resulting in aggregate proceeds of $17.9 million, net of costs of issue of approximately $1.0 million.

(ii) Under an agreement dated June 7, 2001, relating to the sale of certain assets acquired through the acquisition of Jascan Resources Inc. in November 2000, the Company granted to the company who acquired such assets, the right under certain circumstances to cause the Company to reacquire such assets in consideration for the issuance of common shares of the Company. The number of the common shares issued was determined based upon the ten-day average trading price of the common shares immediately preceding the third party's notice of intent to acquire such common shares, less a ten per cent discount. A director of the Company has a significant ownership interest in the company that acquired the shares.

(b) Options transactions were as follows:

	Options	*Weighted-average Exercise Price*
As at December 31, 2001	5,259	$ 2.21
Granted	170	0.28
Cancelled	(158)	2.99
As at March 31, 2002	5,271	$ 2.13
Granted	3,690	0.19
Cancelled	–	–
As at June 30, 2002	8,961	$ 1.33

The following table summarizes the information about the share options outstanding at June 30, 2002.

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding as at June 30, 2002 (000's)*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable as at June 30, 2002 (000's)*	*Weighted Average Exercise Price*
$0.19	3,690	9 years 343 days	$0.19	1,230	$0.19
$0.20 - $2.00	2,658	5 years 22 days	$0.81	2,383	$0.84
$2.05 - $3.35	1,646	4 years 325 days	$2.91	1,634	$2.91
$3.75 - $8.20	967	6 years 366 days	$4.44	967	$4.44

(c) In consideration for refinancing the Term Credit Facility on November 15, 2001 *(see note 8 to the Company's consolidated financial statements for the year ended December 31, 2001)*, the Company granted to the members of the syndicate on May 8 2002, warrants to purchase an aggregate of 1,000,000 common shares of the Company at $0.21 per share. The warrants are exercisable until May 8, 2005. No value was ascribed to these warrants on the date of issue. As at June 30, 2002, no warrants have been exercised.

In addition, the Company agreed to amend the terms of the outstanding warrants issued to the members of the syndicate to purchase an aggregate of 300,000 common shares of the Company at a price of $1.57 per share until November 29, 2002 to change the exercise price of such warrants to $0.21 per share and the expiry date of the warrants to the earlier of May 8, 2005 and the 30th day following the date the ten-day weighted average trading price of the common shares of the Company on The Toronto Stock Exchange (the "TSX") exceeds $0.28 per share. The exercise price is based on the five-day weighted average trading price of the common shares of the Company on the TSX following the completion of the Rights Offering.

(d) In consideration for providing its support for the refinancing of the Term Credit Facility on November 15, 2001 *(see note 8 to the Company's consolidated financial statements for the year ended December 31, 2001)*, the Company granted to Dundee Bancorp Inc. ("Dundee") on March 2, 2002 and May 2, 2002, warrants to purchase an aggregate of 30,801,410 common shares of the Company at $0.20 per share. One-half of the warrants are exercisable until March 2, 2007 and the remainder are exercisable until May 2, 2007; no value was ascribed to these warrants on the date of issue. As at June 30, 2002, no warrants have been exercised.

8. Financial Instruments

Commodity Price Risk

The Company had the following contracts outstanding:

June 30, 2002	*Quantity*	*Average Price (US)*	*Maturity*
Zinc call options	12,960 tonnes	$1,253	May 2002 – December 2002
Copper call options	325 tonnes	$1,625	May 2002 – August 2002
Silver call options	90,000 ozs.	$4.44	April 2002 – August 2002
Gold call options	1,500 ozs.	$275.83	April 2002 – August 2002

A substantial commodity hedge position was assumed as of May 1, 2000, in connection with the acquisition of the Bouchard-Hébert and Langlois mines. The fair value of the hedge derivatives at the date of acquisition was a liability of $5,700,000. This liability forms part of the net assets acquired and liabilities assumed on the acquisition and is being brought into income when the underlying hedged contract is recognized *(see Note 13 to the Company's consolidated financial statements for the year ended December 31, 2001)*. The liability amounting to $700,000 (December 31, 2001 - $1,434,000) is included in accounts payable and accrued liabilities and the carrying value of the hedge exceeded the fair value by $690,000 at June 30, 2002 (by $1,431,000 at December 31, 2001).

Foreign Exchange Risk

The Company had the following foreign exchange contracts outstanding at June 30, 2002:

	U.S. dollars ('000s)	*Exchange Rate*	*Maturity*
U.S. dollar forward sales against Canadian dollar	30,000	Cdn$1.4802	August – October 2002 and September 2003

9. Earnings (Loss) per Share

Earnings (Loss) per Share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. The diluted EPS gives effect to the exercise of all outstanding stock and compensation options. Diluted earnings per common share data is not presented for the six-month period in 2002 and all periods in 2001, as the exercise of options would not have been dilutive in those periods.

Diluted EPS data for the three-month period in 2002 is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average quoted market price of the common shares during the six months ended June 30, 2002 was $0.26 (2001: $1.28) and for the three months ended June 30, 2002 was $0.21 (2001: $1.27).

	Three months ended June 30,		*Six months ended June 30,*	
	2002	*2001*	*2002*	*2001*
Weighted average number of common shares outstanding (including bonus element on rights issue)	160,974	119,905	135,930	119,796
Incremental common shares on assumed exercise of options and warrants	2,011	–	–	–
Weighted average number of common shares used for diluted earnings per share	162,985	119,905	135,930	119,796

On May 1, 2002, the Company completed a rights issue with an exercise price of $0.20 per share. The market value of the common shares on April 2, 2002, the day prior to trading ex-rights was $0.37 per share. As a result of the bonus element in the rights issue, the basic earnings (loss) per share and the weighted average number of common shares outstanding have been adjusted retroactively as follows:

	Three months ended June 30,		*Six months ended June 30,*	
	2002	*2001*	*2002*	*2001*
Earnings (Loss) per share – before bonus element	$0.01	($0.01)	($0.01)	($0.06)
Earnings (Loss) per share – after bonus element	$0.01	($0.01)	($0.01)	($0.04)
Diluted earnings per share – before bonus element	$0.01	N/A	N/A	N/A
Diluted earnings per share – after bonus element	$0.01	N/A	N/A	N/A
Weighted average number of shares outstanding	158,626	92,359	126,540	92,275
Additional shares due to bonus element	2,348	27,546	9,390	27,521
Weighted average number of shares outstanding after bonus element	160,974	119,905	135,930	119,796

10. Segment Information

For the Six Months ended June 30, 2002 ($000's) (unaudited)

Geographic location	*Latin America*			*Canada*					*Tunisia*		
Operating Segment	*El Mochito Mine*	*El Toqui Mine*	*Total*	*Nanisivik Mine*	*Caribou Mine*	*Bouchard -Hébert*	*Langlois*	*Total*	*Bougrine Mine*	*Corporate and Other*	*Consolidated*
Net revenue	22,695	8,628	31,323	6,253	-	22,407	-	28,660	11,968	-	71,951
Depreciation and depletion	(3,102)	(1,214)	(4,316)	(1,697)	-	(3,281)	-	(4,978)	(3,393)	(30)	(12,717)
Reclamation and closure costs	(429)	(33)	(462)	(207)	-	(1,150)	-	(1,357)	(427)	-	(2,246)
(Loss) contribution from mining activities	(211)	888	677	1,014	-	2,707	-	3,721	(3,975)	(30)	393
General and administrative	-	-	-	-	-	-	-	-	-	(2,761)	(2,761)
Interest and financing	-	-	-	-	-	-	-	-	-	(2,807)	(2,807)
Investment and other income	-	-	-	-	-	-	-	-	-	395	395
Foreign exchange gain	-	-	-	-	-	-	-	-	-	4,276	4,276
Other non-producing property costs	-	-	-	-	(913)	-	(68)	(981)	-	882	(99)
Income and mining taxes	(46)	-	(46)	1	-	(105)	4	(100)	5	(180)	(321)
Net (loss) earnings	(257)	888	631	1,015	(913)	2,602	(64)	2,640	(3,970)	(225)	(924)
Capital expenditures	538	617	1,155	10	-	960	426	1,396	1,086	626	4,263
Identifiable assets	40,202	32,454	72,656	42,708	3,832	32,640	38,519	117,699	36,659	29,312	256,326

Information about major customers - Of the Company's total consolidated net revenue in the six months ended June 30, 2002, revenue from one customer of $21,511,000 consisted of $19,797,000 from the Bouchard-Hébert Mine and $1,714,000 from the El Mochito Mine and revenue from another customer of $8,031,000 from the El Mochito Mine.

For the Six Months ended June 30, 2001 (Restated note 3) ($000's) (unaudited)

Geographic location	*Latin America*			*Canada*					*Tunisia*		
Operating Segment	*El Mochito Mine*	*El Toqui Mine*	*Total*	*Nanisivik Mine*	*Caribou Mine*	*Bouchard -Hébert*	*Langlois*	*Total*	*Bougrine Mine*	*Corporate and Other*	*Consolidated*
Net revenue	19,760	8,433	28,193	6,043	-	28,304	-	34,347	15,328	-	77,868
Depreciation and depletion	(2,725)	(1,499)	(4,224)	(2,174)	-	(2,932)	-	(5,106)	(4,505)	(46)	(13,881)
Reclamation and closure costs	(203)	(32)	(235)	(84)	-	(898)	-	(982)	(387)	-	(1,604)
(Loss) contribution from mining activities	(2,973)	588	(2,385)	(8,324)	-	8,345	-	21	1,088	(46)	(1,322)
General and administrative	-	-	-	-	-	-	-	-	-	(3,472)	(3,472)
Interest and financing	-	-	-	-	-	-	-	-	-	(4,173)	(4,173)
Investment and other income	-	-	-	-	-	-	-	-	-	7,029	7,029
Foreign exchange loss	-	-	-	-	-	-	-	-	-	(1,236)	(1,236)
Other non-producing property costs	-	-	-	-	(989)	-	(358)	(1,347)	-	(185)	(1,532)
Income and mining taxes	(9)	-	(9)	138	-	318	21	477	(327)	(788)	(647)
Net (loss) earnings	(2,982)	588	(2,394)	(8,186)	(989)	8,663	(337)	(849)	761	(2,871)	(5,353)
Capital expenditures	1,521	4,694	6,215	2,821	(300)	941	3,479	6,941	2,174	174	15,504
Identifiable assets	51,989	40,650	92,639	39,028	57,880	42,182	39,613	178,703	49,296	11,458	332,096

Information about major customers - Of the Company's total consolidated net revenue in the six months ended June 30, 2001, revenue from one customer of $13,293,000 consisted of $10,649,000 from the Bouchard-Hébert Mine and $2,644,000 from the El Mochito Mine.

For the Three Months ended June 30, 2002 ($000's) (unaudited)

Geographic location	*Latin America*			*Canada*					*Tunisia*		
Operating Segment	*El Mochito Mine*	*El Toqui Mine*	*Total*	*Nanisivik Mine*	*Caribou Mine*	*Bouchard -Hébert*	*Langlois*	*Total*	*Bougrine Mine*	*Corporate and Other*	*Consoli- dated*
Net revenue	13,883	4,236	18,119	3,523	-	11,103	-	14,626	5,978	-	38,723
Depreciation and depletion	(1,513)	(547)	(2,060)	(844)	-	(1,640)	-	(2,484)	(1,531)	(24)	(6,099)
Reclamation and closure costs	(198)	(16)	(214)	(103)	-	(560)	-	(663)	(237)	-	(1,114)
Contribution (loss) from mining activities	439	1,830	2,269	(52)	-	1,610	-	1,558	(3,212)	(24)	591
General and administrative	-	-	-	-	-	-	-	-	-	(1,482)	(1,482)
Interest and financing	-	-	-	-	-	-	-	-	-	(1,692)	(1,692)
Investment and other income	-	-	-	-	-	-	-	-	-	227	227
Foreign exchange gain	-	-	-	-	-	-	-	-	-	4,301	4,301
Other non-producing property costs (income)	-	-	-	-	(500)	-	(27)	(527)	-	905	378
Income and mining taxes	(34)	-	(34)	3	-	31	2	36	78	(56)	24
Net earnings (loss)	405	1,830	2,235	(49)	(500)	1,641	(25)	1,067	(3,134)	2,179	2,347
Capital expenditures	320	410	730	4	-	322	215	541	320	375	1,966
Identifiable assets	40,202	32,454	72,656	42,708	3,832	32,640	38,519	117,699	36,659	29,312	256,326

Information about major customers - Of the Company's total consolidated net revenue in the three months ended June 30, 2002, revenue from one customer of $11,171,000 from the El Toqui Mine and revenue from another customer of $8,031,000 from the El Mochito Mine and revenue from another customer of $4,349,000 from the El Toqui Mine.

For the Three Months ended June 30, 2001 (Restated note 3) ($000's) (unaudited)

Geographic location	*Latin America*			*Canada*					*Tunisia*		
Operating Segment	*El Mochito Mine*	*El Toqui Mine*	*Total*	*Nanisivik Mine*	*Caribou Mine*	*Bouchard -Hébert*	*Langlois*	*Total*	*Bougrine Mine*	*Corporate and Other*	*Consoli- dated*
Net revenue	4,932	2,212	7,144	2,934	-	14,945	-	17,879	7,928	-	32,951
Depreciation and depletion	(1,367)	(757)	(2,124)	(1,075)	-	(1,531)	-	(2,606)	(2,237)	(23)	(6,990)
Reclamation and closure costs	(101)	(17)	(118)	(41)	-	(463)	-	(504)	(190)	-	(812)
(Loss) contribution from mining activities	(3,001)	74	(2,927)	(6,802)	-	3,868	-	(2,934)	1,117	(23)	(4,767)
General and administrative	-	-	-	-	-	-	-	-	-	(1,676)	(1,676)
Interest and financing	-	-	-	-	-	-	-	-	-	(2,218)	(2,218)
Investment and other income	-	-	-	-	-	-	-	-	-	4,533	4,533
Foreign exchange gain	-	-	-	-	-	-	-	-	-	3,213	3,213
Other non-producing property costs	-	-	-	-	(461)	-	(135)	(569)	-	70	(526)
Income and mining taxes	(6)	-	(6)	267	-	615	8	890	(161)	(621)	102
Net (loss) earnings	(3,007)	74	(2,933)	(6,535)	(461)	4,483	(127)	(2,640)	956	3,278	(1,339)
Capital expenditures	849	2,424	3,273	1,810	(119)	374	383	2,448	755	343	6,819
Identifiable assets	51,989	40,650	92,639	39,028	57,880	42,182	39,613	178,703	49,296	11,458	332,096

Information about major customers - Of the Company's total consolidated net revenue in the three months ended June 30, 2001, revenue from one customer of $5,277,000 consisted of $3,370,000 from the Bougrine Mine and $1,907,000 from the El Toqui Mine and revenue from another customer of $8,534,000 consisted of $2,019,000 from the El Mochito Mine and $6,515,000 from the Bouchard-Hébert Mine and revenue from another customer of $5,509,000 consisted of $2,655,000 from the El Mochito Mine, $1,379,000 from the Bougrine Mine and $1,475,000 from the Bouchard-Hébert Mine and revenue from another customer of $3,352,000 from the Bouchard-Hébert Mine.

11. Analysis of Changes in Non-Cash Working Capital Items

	Three months ended June 30,		*Six monthsended June 30,*	
	2002	*2001 (Restated note 3)*	*2002*	*2001 (Restated note 3)*
Accounts receivable - concentrate	17	4,216	(155)	4,277
Other receivables	(148)	3,736	228	4,342
Inventory	(1,932)	32,205	(7,572)	17,791
Short-term investments	(269)	2,217	(269)	3,958
Prepaid expenses and other current assets	1,088	(1,289)	(552)	(1,330)
Provisional payments for concentrate inventory shipped and not priced	(5,255)	(31,609)	(6,473)	(16,528)
Accounts payable and accrued liabilities	(6,375)	272	(14,699)	(2,283)
Income and mining taxes payable	(924)	(213)	(499)	170
	(13,798)	9,535	(29,991)	10,397

Corporate Information

Directors
Colin K. Benner
Gordon F. Bub
Donald K. Charter
Jonathan C. Goodman
Garth A. C. MacRae
Allen J. Palmiere
A. Murray Sinclair, Jr.

Officers
Garth A. C. MacRae
Chairman
Colin K. Benner
President & CEO
René R. Galipeau
Executive VP & CFO
John D. Bracale
VP, Latin America & Corporate Logistics
J. Steven Hayes
VP, Marketing
William M. Heath
VP, Administration
Norman L. Calder
Treasurer
Leroy A. Fong
Controller
E. Ann Wilkinson
Corporate Secretary

Shares Traded
The Toronto Stock Exchange
Symbol - BWR

Transfer Agent and Registrar
Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario M5H 2Y1
Tel: 1 (800) 564-6253; (514) 982-7270
Fax: 1 (888) 453-0330; (416) 263-9394
E-Mail: caregistryinfo@computershare.com

Corporate and Registered Office
95 Wellington Street West
Suite 2000
Toronto, Ontario M5J 2N7
Tel: (416) 363-4798
Fax: (416) 363-1315

E-Mail:
investorinfo@breakwater.ca

Website:
www.breakwater.ca

BREAKWATER RESOURCES LTD.

www.breakwater.ca

EXHIBIT 2

BREAKWATER RESOURCES LTD.

2002 SECOND QUARTER

INTERIM REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Management's Discussion and Analysis ("MD&A") for the second quarter ended June 30, 2002 should be read in conjunction with the Company's MD&A included in the 2001 Annual Report.

Overview

During the first six months of this year, Breakwater successfully completed a rights offering and maintained overall performance equal to or better than the forecast submitted to its lenders. The Company also continued to make interest payments to its lenders and fulfilled the repayment schedule on outstanding trade payables. During this period, successful exploration activities have added value to the properties. Approximately one million tonnes of inferred resources have been added at the El Mochito mine.

With the completion of the rights offering in May 2002 and the reduction of total cash costs to US$0.32 per pound of payable zinc, the short-term position of the Company has been established to bridge this period of extremely low prices. Company management, while committed to maintaining the record low costs, recognize the short-term nature of its credit arrangements and is focused on endeavouring to obtain a more favourable structure that will ensure that the company remains in a position to benefit from higher zinc prices.

Financial Results – Second Quarter

Net Earnings and Cash Flow

Breakwater Resources Ltd. reported unaudited consolidated net earnings of $2.4 million ($0.01 per share) for the second quarter ended June 30, 2002, compared with an unaudited consolidated net loss of $1.3 million ($0.01 per share) for the same period in 2001.

Contribution from mining activities increased by $5.4 million during the second quarter compared to the same period of 2001. Gross sales revenue was 6% greater at $60.9 million compared to $57.3 million in 2001 despite the realized price of zinc for the quarter of US$791 per tonne (US$0.36 per pound of payable zinc) being lower than the US$935 per tonne (US$0.42 per pound of payable zinc) realized in the same period of 2001. The impact of the lower price was offset by increased sales, lower smelter treatment charges and lower operating costs in 2002. Sales of zinc concentrate were 80,664 tonnes for the quarter as compared to 72,226 tonnes in the same period in 2001, a 12% increase. Sales of copper and lead concentrates were also greater for the quarter. The total cash cost per pound of payable zinc produced for the second quarter of 2002 was US$0.33 compared to US$0.34 for the same period of 2001.

This operating improvement was partially offset as other income, net of other expenses, during the second quarter of 2002, was $1.8 million lower than for the same period of 2001. The strengthening Canadian dollar resulted in a $4.3 million gain on US dollar denominated debt compared to $3.2 million in 2001. Investment and other income was $4.3 million lower in 2002 when compared to 2001 while non-producing property costs were lower by $0.9 million as a result of income from the sale of an exploration property.

Cash generated by operations in the second quarter of 2002 was $6.8 million ($0.04 per share) compared with $3.0 million ($0.03 per share) for the same period in 2001.

For the first six months of 2002, the Company had an unaudited consolidated loss of $0.9 million ($0.01 per share) on gross revenue of $125.4 million. This compares to an unaudited consolidated loss of $5.4 million ($0.05 per share) on gross revenue of $137.4 million for the same period of 2001.

Selected financial information:

($000's except for per share data)	*First Half* 2002	2001	*Second Quarter* 2002	2001
Gross Revenue	125,413	137,402	60,896	57,288
Contribution from Mining Activities	393	(1,322)	591	(4,767)
Net (Loss) Earnings	(924)	(5,353)	2,347	(1,339)
Operating Cash Flow*	10,929	9,148	6,804	2,998
Per Share Data				
Net (Loss) Earnings	(0.01)	(0.04)	0.01	(0.01)
Operating Cash Flow	0.08	0.08	0.04	0.03

*Before changes in non-cash working capital.

Zinc production during the quarter was 125 million pounds at a total cash cost of US$0.33 per pound compared with 112 million pounds at a total cash cost of US$0.34 per pound in 2001. The increase in zinc production was due to record production at the Nanisivik mine. The lower unit costs in the quarter were due to the performance of the Bouchard-Hébert mine and improved results at the El Mochito mine in Honduras.

Other Expenses (Income)/Non-producing Property Costs

Second quarter general and administration costs decreased by $0.2 million and interest and financing costs decreased by $0.5 million compared to the same period of 2001. Investment and other income was $4.3 million lower during the second quarter of 2002 as most investments acquired through the Jascan purchase were sold during 2001. The strengthening Canadian dollar resulted in a $4.3 million foreign exchange gain on translation of the Company's US dollar denominated debt to Canadian dollars. This compares to a similar gain of $3.2 million for the same period of 2001. Debt denominated in other than the reporting currency must be adjusted based on the exchange rate at the end of the period and the change charged to earnings. At the end of March 2002, the Canadian/US exchange rate was 1.5935 compared to 1.5187 at the end of June 2002.

Liquidity and Financial Position

At the end of June 2002, the Company had a working capital deficiency of $14.9 million compared to working capital of $5.0 million at December 31, 2001. The reduction was primarily due to short-term debt increasing by $58 million as all bank debt is due January 2, 2003.

In May 2002, the Company completed a rights offering for 94,455,000 shares at $0.20 per share for proceeds $17.9 million after costs. In addition, 3,603,000 shares were issued for $639,000 under a conversion privilege pursuant to an agreement to sell certain assets acquired through the acquisition of Jascan Resources Ltd. in 2000.

Since December 31, 2001, cash and cash equivalents increased by $12.1 million to $15.4 million and total debt has increased by $13.1 million.

As at June 30, 2002, US$26.7 million was drawn under the working capital facility and US$2.6 million was available based on June 30, 2002 metal prices. In addition US$1.1 million of the US$6.5 million supplemental term facility was also available.

Management has initiated discussions with its banking syndicate and other lenders to address the restructuring of its credit facilities which are due January 2, 2003. These discussions are preliminary and will progress over the next several months.

Capital Expenditures

Capital expenditures during the second quarter of 2002 were $2.0 million compared to $6.8 million in 2001. The majority of the capital spending for the quarter was for the development of all mines. Total capital expenditures for 2002 are budgeted at $13.5 million.

Metal Prices

Average realized metal prices for the first half and second quarters of 2001 and 2002, including hedging adjustments are shown in the following table.

	First Half			*Second Quarter*		
	2002	*2001*	*Change (%)*	*2002*	*2001*	*Change (%)*
Zinc *(US$/lb)*	0.36	0.45	(20)	0.36	0.42	(14)
Copper *(US$/lb)*	0.76	0.79	(4)	0.79	0.76	4
Lead *(US$/lb)*	0.22	0.22	0	0.21	0.21	0
Silver *(US$/oz)*	4.54	4.48	1	4.58	4.40	4
Gold *(US$/oz)*	288.97	264.48	9	298.94	265.74	12
Exchange Rate *(US/Cdn.)*	0.635	0.652	(3)	0.643	0.649	(1)

Operations

Operations Summary

The following table summarizes key financial statistics for each mine comparing the second quarter results in 2002 with 2001.

	Gross Revenue		*Contribution (Loss) from Mining Activities**		*Non-Cash Costs*		*Capital Expenditures*	
Millions $	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*
Bouchard-Hébert	17.2	23.5	1.6	3.8	2.2	2.0	0.3	0.4
Nanisivik	6.1	4.8	0.0	(6.8)	0.9	1.1	0.0	1.8
Bougrine	10.9	14.3	(3.2)	1.1	1.8	2.4	0.3	0.8
El Mochito	20.5	9.4	0.4	(3.0)	1.7	1.5	0.3	0.8
El Toqui	6.2	5.3	1.8	0.1	0.6	0.8	0.4	2.4
Langlois	-	-	-	-	-	-	0.3	0.4
Totals	60.9	57.3	0.6	(4.8)	7.2	7.8	1.6	6.6

* After non-cash costs (depreciation, depletion and reclamation)

The following table highlights key production statistics of the Company.

	First Half		*Second Quarter*	
	2002	*2001*	*2002*	*2001*
Ore Milled *(tonnes)*	1,639,896	1,635,706	819,006	812,088
Zinc *(%)*	7.9	7.1	7.6	7.1
Concentrate Production				
Zinc *(tonnes)*	216,478	192,792	104,549	94,212
Copper *(tonnes)*	21,138	23,562	11,920	12,749
Lead *(tonnes)*	9,988	9,493	4,598	4,623
Gold *(tonnes)*	2,172	2,067	991	1,125
Metal in Concentrates				
Zinc *(tonnes)*	117,136	103,457	56,666	50,810
Copper *(tonnes)*	3,227	3,885	1,836	2,092
Lead *(tonnes)*	6,798	6,278	3,108	3,084
Silver *(ounces)*	1,692,171	1,475,688	754,626	730,353
Gold *(ounces)*	13,204	22,374	5,730	9,943
Minesite Operating Costs per tonne milled *(US$)*	$26.96	$27.01	$27.32	$26.73
Total Cash Costs per lb. payable zinc *(US$)*	$0.32	$0.36	$0.33	$0.34

Bouchard-Hébert Mine

At the Bouchard-Hébert mine, the total cash cost was US$0.28 per pound of payable zinc for the second quarter of 2002. The zinc head grade was significantly greater in 2002, while the precious metals and copper head grades were lower compared to the same period in 2001. Mill throughput decreased slightly in the second quarter of 2002 due to a change in the mining sequence at the end of the first quarter to accommodate ground repair activities in the mine.

	First Half		*Second Quarter*	
	2002	*2001*	*2002*	*2001*
Ore Milled *(tonnes)*	521,549	519,036	254,115	267,617
Zinc *(%)*	5.1	4.5	5.0	4.2
Copper *(%)*	0.7	0.9	0.8	0.9
Silver *(g/t)*	39	49	31	46
Gold *(g/t)*	1.3	1.7	0.9	1.5
Concentrate Production				
Zinc *(tonnes)*	42,385	37,116	20,316	17,388
Recovery *(%)*	87.0	87.3	87.5	87.0
Grade *(%)*	54.5	55.2	54.6	56.2
Copper *(tonnes)*	21,138	23,562	11,920	12,749
Recovery *(%)*	85.9	84.9	88.4	85.6
Grade *(%)*	15.3	16.5	15.4	16.4
Metal in Concentrates				
Zinc *(tonnes)*	23,102	20,486	11,091	9,771
Copper *(tonnes)*	3,227	3,885	1,836	2,092
Silver *(ounces)*	254,869	323,671	102,733	158,719
Gold *(ounces)*	10,746	15,996	4,559	6,997
Minesite Operating Costs				
Per tonne milled *(Cdn$)*	$33.97	$34.17	$35.67	$33.47
Total Cash Costs				
Per lb. payable zinc *(US$)*	$0.27	$0.27	$0.28	$0.28

Exploration Highlights

During the quarter, a 250km "high powered" induced polarization survey was carried out within the Bouchard-Hébert mine district with several anomalous I.P. trends being outlined. Data processing is in progress.

A diamond drill hole (BW-02-130) located 250m west of drill hole BW-02-129 (reported in the first quarter report of 2002) was completed late in the second quarter to a depth of 1,427m. Strongly conductive massive to semi-massive pyrite mineralization with traces of sphalerite was intersected from 1,045m to 1,052m. The highest assayed interval returned 0.12% copper, 7.59% zinc, 1,307 g/t silver and 1.1 g/t gold over 0.6m. A preliminary interpretation of the results of the in-hole Pulse-Em survey indicate that a conductive anomaly occurs within the massive sulfide horizon that correlates with the targeted off-hole Pulse-Em anomaly outlined within hole BW-01-129. This new sulfide horizon will be subject to further drilling in the third quarter as it hosts the same type of sulfide mineralization found in the 1100 Lens currently being mined at Bouchard-Hébert.

Nanisivik Mine

At Nanisivik, operations produced 65% more contained zinc in the second quarter of 2002 than in the same period in 2001 as a result of a significant increase in the zinc head grade in the mill feed. During the second quarter of 2002, the head grade averaged 10.2% zinc as compared to 6.4% in the same period in 2001. The increase in the feed grade resulted from a combination of mining higher grade pillars and operating the Dense Media Separation ("DMS") plant. The DMS plant consistently provided a 27% increase in the zinc head grade for the period and production of 66,138 tonnes of zinc concentrate containing 37,405 tonnes of zinc metal for the first six months of the year was a record for the mine.

The increase in the zinc production resulted in a sharp decline in the total cash cost to US$0.33 per pound of payable zinc for the second quarter of 2002 compared with US$0.42 per pound of payable zinc in the same period in 2001.

	First Half		*Second Quarter*	
	2002	*2001*	*2002*	*2001*
Ore Milled *(tonnes)*	372,894	385,215	190,426	185,602
Zinc *(%)*	10.4	6.4	10.2	6.4
Silver *(g/t)*	44	28	44	28
Concentrate Production				
Zinc *(tonnes)*	66,138	40,896	32,723	19,881
Recovery *(%)*	96.3	95.7	95.6	95.0
Grade *(%)*	56.6	57.3	57.0	56.9
Metal in Concentrate				
Zinc *(tonnes)*	37,405	23,439	18,636	11,313
Silver *(ounces)*	414,244	249,494	202,625	120,068
Minesite Operating Costs				
Per tonne milled *(Cdn$)*	$48.21	$45.04	$45.52	$44.20
Total Cash Costs				
Per lb. payable zinc *(US$)*	$0.34	$0.44	$0.33	$0.42

Plans call for the operation to be closed on September 30th, 2002 and this target date remains unchanged. The first stage of formal hearings with the Nunavut Water Board concerning CanZinco Ltd.'s submitted Reclamation and Closure Plan and for the renewal of the Nanisivik Water License was completed in the third week of July. As well, CanZinco personnel are continuing discussions with a number of interested parties including the Government of Nunavut and its Steering Committee and the Working Group in an effort to find alternative uses for the existing infrastructure at Nanisivik. The Government of Nunavut is on record as saying that by September 30th the parties will have reached agreement in principal on the transfer of certain assets to the Government of Nunavut. Both the Government of Nunavut and CanZinco Ltd., the company that owns the Nanisivik mine, remain optimistic that identified alternative uses can be combined to create much needed employment and training opportunities for the residents of the neighbouring community of Arctic Bay.

Bougrine Mine

At the Bougrine mine the cost per pound of payable zinc was up by US$0.10 at US$0.40 per pound as compared to US$0.30 per pound for the comparable period in 2001. This increase was due to the substantive drop in the ore grade to the mill which was due to a limited contribution of mill feed from the higher grade F-3 zone. The F-3 zone was out of service for the past four months while a cemented fill placement program was underway. This work was completed in the middle of July and the head grades have increased to the average ore reserve grades.

A slightly higher mill throughput in the second quarter of 2002 helped to partially offset the loss in production of concentrate for the quarter.

	First Half 2002	2001	*Second Quarter* 2002	2001
Ore Milled *(tonnes)*	214,186	206,834	106,290	101,298
Zinc *(%)*	9.4	12.9	8.4	12.9
Lead *(%)*	1.6	2.2	1.5	2.2
Concentrate Production				
Zinc (tonnes)	29,472	40,017	12,958	19,053
Recovery *(%)*	80.5	80.8	79.3	79.9
Grade *(%)*	54.8	54.0	54.8	54.8
Lead *(tonnes)*	3,958	5,103	1,777	2,396
Recovery *(%)*	78.4	74.4	76.5	72.0
Grade *(%)*	66.8	65.7	66.2	65.4
Metal in Concentrates				
Zinc *(tonnes)*	16,165	21,624	7,103	10,439
Lead *(tonnes)*	2,646	3,354	1,176	1,568
Minesite Operating Costs				
Per tonne milled *(US$)*	$30.58	$27.35	$32.92	$28.08
Total Cash Costs				
Per lb. payable zinc *(US$)*	$0.36	$0.31	$0.40	$0.30

In an ongoing effort to increase the mineral reserves and resources of the mine, the Company is continuing its discussions with Tunisian authorities on utilizing the reserves of a government mining operation in the area.

As well, during the quarter the Company signed a letter of intent with Consolidated Global Minerals Ltd. of Vancouver, Canada, which holds lands in the Bougrine area. Exploration work is to commence before the end of this year on a joint program in Tunisia within the immediate vicinity of the Bougrine mine.

El Mochito Mine

At the El Mochito mine, production of contained zinc increased by a modest 3% over the same period in 2001 while lead and silver were up 27% and 6% respectively. Total cash costs decreased for the quarter at US$0.34 per pound of payable zinc compared to US$0.37 per pound of payable zinc in the second quarter of 2001. The reduction in cash costs is attributable to lower smelter treatment charges and improved operating efficiencies.

	First Half 2002	2001	*Second Quarter* 2002	2001
Ore Milled *(tonnes)*	327,166	312,628	167,672	151,482
Zinc *(%)*	7.7	7.6	7.4	8.0
Lead *(%)*	1.6	1.2	1.5	1.3
Silver *(g/t)*	95	82	83	84
Concentrate Production				
Zinc *(tonnes)*	44,893	42,319	22,138	21,497
Recovery *(%)*	92.8	91.8	92.4	92.0
Grade *(%)*	52.2	51.8	52.0	52.0
Lead *(tonnes)*	6,030	4,390	2,821	2,227
Recovery *(%)*	80.5	77.6	77.9	79.0
Grade *(%)*	68.9	66.6	68.5	68.1
Metal in Concentrates				
Zinc *(tonnes)*	23,414	21,904	11,506	11,182
Lead *(tonnes)*	4,152	2,924	1,932	1,516
Silver *(ounces)*	885,259	731,855	389,685	368,809
Minesite Operating Costs				
Per tonne milled *(US$)*	$28.94	$32.35	$27.87	$32.73
Total Cash Costs				
Per lb. payable zinc *(US$)*	$0.32	$0.40	$0.34	$0.37

Exploration Highlights

During the first quarter of 2002, diamond drilling in an area previously unexplored in the mine intercepted 7.6m of chimney-style mineralization grading 361 g/t silver, 9.6% lead and 8.7% zinc. This discovery was further explored in the second quarter and a second drill hole intercepted 14.8m grading 450 g/t silver, 9.7% lead and 11.2% zinc 20m below the original intercept. The core sample exhibited all the characteristic mineralogical signs of a chimney-style or pipe deposit. An exploration drift is currently being extended to this new zone of massive sulfides so that the area can be more effectively delineated.

Exploration drilling in the second quarter of 2002 continued to extend the Northeast Salva Vida mineral trend. A total of 282,100 tonnes grading 8.8% zinc (undiluted) were added to the Inferred Mineral Resources and the trend remains open to the east. In-fill drilling is planned for this area to upgrade the resource to reserve status and an exploration drift will be extended to test the open area to the northeast.

In the Santo Niño area, diamond drilling to the west resulted in the Inferred Mineral Resource being increased by 693,900 tonnes grading 6.0% zinc (undiluted). This work confirmed that the Santo Niño discovery is part of a larger mineral system beneath the mineshafts. The area remains open to the east and a drill rig is currently drilling deep holes to test this unexplored area of the mine.

El Toqui Mine

At the El Toqui mine, zinc metal production for the second quarter increased by 3% over the same period in 2001 while cash operating costs decreased by 3% on a payable pound of zinc basis. The total cash cost was US$0.33 per pound of payable zinc during the second quarter of 2002 compared with US$0.34 per pound of payable zinc for the same period in 2001. The cost reduction was a result of lower smelter treatment charges and improved productivity. As well, recent metallurgical improvements produced record levels in zinc recovery and zinc concentrate grades that assisted in reducing the overall costs.

	First Half 2002	2001	*Second Quarter* 2002	2001
Ore Milled *(tonnes)*	204,101	211,993	100,503	106,089
Zinc *(%)*	9.1	8.4	9.0	8.5
Gold *(g/t)*	0.8	1.7	0.8	1.6
Concentrate Production				
Zinc *(tonnes)*	33,590	32,445	16,414	16,394
Recovery *(%)*	92.0	89.7	91.9	90.2
Grade *(%)*	50.8	49.3	50.7	49.4
Gold *(tonnes)*	2,172	2,067	991	1,125
Recovery *(%)*	47.8	54.0	47.4	54.9
Grade *(g/t)*	35.2	96.0	36.7	81.5
Metal in Concentrates				
Zinc *(tonnes)*	17,050	16,005	8,330	8,105
Gold *(ounces)*	2,458	6,378	1,171	2,946
Silver *(ounces)*	137,799	170,668	59,583	82,757
Minesite Operating Costs				
Per tonne milled *(US$)*	$27.08	$25.93	$27.84	$25.64
Total Cash Costs				
Per lb. payable zinc *(US$)*	$0.33	$0.35	$0.33	$0.34

Exploration Highlights

The exploration work for the second quarter of 2002 focussed on the completion of geochemical soil sampling on the Concordia property with a total of 4,883 soil samples collected. It is anticipated that an interpretation of these results and the results of work conducted in the past will make it possible to fully interpret locations, connections and inter-relations of all known and unknown mineralized conductors at Toqui. The work carried out in the Concordia Area to date has demonstrated that there is a strong correlation between old geophysical data and new geochemical data. It is also expected that the results from this work will confirm a new geological model for reserves and resources for the El Toqui district.

Langlois Mine

The Langlois mine remained on care and maintenance during the period. Plans are currently being finalized for an underground diamond drill program to be carried out during the second half of 2002. The objective of this drill program will be to upgrade resources to reserves in Zone 97, both above 6 level and below 13 level. The potential increase in reserves should improve the economics of a feasibility study prepared by SRK Consulting in August 2001.

Outlook

Breakwater's five producing mines are on course to generate 483 million pounds of zinc at a total cash cost of US$0.35 per pound of payable zinc in 2002. As well the Company recently re-activated its exploration activities in the areas immediately surrounding: Bougrine in Tunisia, Bouchard-Hébert in Quebec, Canada and El Toqui in Chile. The decision to do so is supported by encouraging geological data and in larger part the decision reflects recent signs of improvement in the zinc market. The steel industry in the United States is experiencing an increased demand and China is experiencing a severe shortage of zinc concentrates and an increasing demand for metal. China has recently announced smelter cutbacks and with the low treatment charges and concentrate shortage, Breakwater believes there may be further production cuts. All of these factors should apply upward pressure on the price.

The prime determinant of the Company's earnings and cash flow is the zinc price. A US$0.01 increase per pound of payable zinc for the remainder of the years production will increase the 2002 earnings and cash flow by $3.5 million. If current market conditions prevail and the Chinese reductions continue and others follow then the improvement in the zinc metal price will likely occur in the second half of the year and will be reflected in Breakwater's financial results.

Colin K. Benner
President and Chief Executive Officer

August 1, 2002